

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Rich Wheeless
Chief Executive Officer
ParcelPal Technology Inc.
190 Alexander Street, Suite 305
Vancouver, BC V6A 2S5
Canada

> **Re: ParcelPal Technology Inc.**
> **Registration Statement on Form F-1**
> **Filed December 18, 2020**
> **File No. 333-251485**

Dear Mr. Wheeless:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Theodore Ghorra